UNITED WISCONSIN GRAIN PRODUCERS, LLC

Received SEC
MAR 27 2009
Washington, DC 20...

2008 ANNUAL REPORT

Dear Members/Investors,

Two thousand eight was a very interesting year. We were very close to our production of 2007 and well above our original projections of both ethanol and income, though we did not have the net income margin of the past few years. That said, we were still significantly better than the industry as a whole. Our emphasis on efficiency served us well, along with the fact that we were able to operate without debt and thus the related interest expense that high debt plants incurred.

We have completed the capital projects that we started in 2007. Of the 2008 projects, only the regenerative thermal oxidizer (RTO) and a corn oil extraction system are still being worked on. These two projects will be brought on line this summer. Our long range goal is still to expand to 90 million gallons when economic conditions warrant. In the meantime, we have an efficient plant and will operate it at the level we deem most profitable.

We were pleased to distribute $300 per membership unit from our 2008 earnings. This brings the total distribution to date to $1586 per unit. We continue to explore ways to reduce costs and improve efficiencies. This practice has served us well in the past and is probably the primary reason for our success.

Your board and management continue their commitment to the strength and well-being of UWGP. We have a great team of employees who take pride in their company, their work, and the facility they operate.

Respectfully,

William Herrmann

William Herrmann, President

Dear Members/Investors,

Our company performed very well in 2008 given that it was a year of tremendous challenge for our industry. Against a backdrop of some of the most volatile commodity markets in memory, and some of the highest prices ever seen for crude oil, corn, and natural gas, several ethanol producers slowed production, ceased operations completely, and/or filed for bankruptcy. These failures were not limited to small single facility operations; some large firms, most notably VersaSun, were among the companies that could not withstand the storm that was 2008. By the end of the year the industry had been through several consecutive months of negative margins and an estimated 25% of the 12 billion gallons of annual production capacity was idle.

So I am pleased that UWGP made a respectable $11.5 million net earning for 2008. Our return on investment for the year was 17% and our return on equity was 18%. We paid our members $300.00 per share or 74% of our net earnings. Our EBITDA total was $17.6 million and since we retired our long term debt in 2008 our interest expense was very low and therefore we had a large percentage of our EBITDA available for distribution to our members and for reinvestment into the facility.

The hard work we did 2005 - 2007, in becoming one of the most efficient facilities in the nation in terms of alcohol yield and energy consumption is what separated UWGP from the worst of the pain felt by most of the operators in the industry in 2008. We believe we are still on the correct path, and the next couple of years will prove that point.

Over the next couple of years we believe the margin structure for ethanol will most likely improve but only to the point where the average plant can cover their variable costs of production. The reason for this is the over capacity which we have in the industry now is a real burden on prices. The RFA of 2007 provided mandates for the use of our product in transportation fuels, but the industry grew well beyond this mandate over the past couple of years. As is predictable in a market with a multitude of producers and a handful of buyers, the buyers will win and the producers will loose. What our industry needs is an acceleration of demand which we are just now beginning to see. The most important component of making room for the industry production capacity is to succeed in getting the blend percentage higher than the current 10% maximum. With luck we will have this by the end of 2009.

So we go into this year with a lot of optimism about the future of the industry and even more so about the security of our position as industry leaders. We are confident in our prospects to continue to serve all of our stakeholders in the manner they have come to expect from us. That is a critical challenge for us to live up too. As we focus on that goal we consequently remain vibrant as an organization, appreciated as a member of our community, a source of pride for our employees and their families, and as a competitive leader in our industry.

Respectfully,

Jeff Robertson
Chief Executive Officer
United Wisconsin Grain Producers LLC

SUMMARY OF BUSINESS

United Wisconsin Grain Producers, LLC was formed as a Wisconsin limited liability company on November 2, 2001. The Company manages the business and day-to-day operations of an ethanol plant near Friesland, Wisconsin. Construction of the ethanol plant was substantially completed and operations commenced in May 2005. The ethanol plant was originally constructed as a 40 million gallon per year facility. In December 2007, we substantially completed an expansion that increased our production capacity to approximately 60 million gallons of ethanol per year. We began operating at this expanded production capacity in July 2008; however, in September 2008 we began operating at less than full capacity due to tightening industry margins. We may continue to operate at levels less than full capacity as the ethanol industry undergoes supply and demand corrections.

We anticipate further increasing our production capacity in the future to 90 million gallons per year; however, this additional expansion has been put on hold indefinitely pending management's review of new technologies and due to the recent erosion of industry profit margins.

Our revenues are derived from the sale and distribution of ethanol and distillers grains throughout the continental United States, Canada, and overseas. In fiscal year 2008, we produced approximately 53 million gallons of ethanol and 157,000 tons of distillers grains from approximately 18.6 million bushels of corn. However, there is no guarantee that we will continue to operate at these production levels. We expect to complete our corn oil extraction project and begin marketing corn oil in our second fiscal quarter of 2009.

2008 Financial Performance

Please refer to "Management's Discussion and Analysis" for information about our revenues, profit and loss measurements and total assets and liabilities and "Financial Statements and Supplementary Data" for our financial statements and supplementary data.

Principal Products and Markets

The principal products we produce at our plant are fuel grade ethanol and distillers grains. We also expect to begin extracting and marketing corn oil in our second fiscal quarter in 2009, following the completion of our corn oil extraction system.

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, which can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute. More than 99% of all ethanol produced in the United States is used in its primary form for blending with unleaded gasoline and other fuel products. The principal purchasers of ethanol are generally wholesale gasoline marketers or blenders. The principal markets for our ethanol are petroleum terminals in the continental United States.

A principal co-product of the ethanol production process is distillers grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy, poultry and beef industries. Distillers grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal. By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle. The dry mill ethanol processing used by the plant results in two forms of distiller grains: Distillers Modified Wet Grains ("DMWS") and Distillers Dried Grains with Solubles ("DDGS"). DMWS is processed corn mash that has been dried to approximately 50% moisture. DMWS have a shelf life of approximately ten days and are often sold to nearby markets. DDGS is processed corn mash that has been dried to 10% to 12% moisture. DDGS has an almost indefinite shelf life and may be sold and shipped to any market regardless of its vicinity to an ethanol plant. At our plant, the composition of the distillers grains we produce is approximately 27% DMWS and 73% DDGS.

Principal Product Markets

As described below in "*Distribution of Principal Products*", we market and distribute all of our ethanol and a portion of our DDGS through professional third party marketers. We independently market our DMWS and a portion of our DDGS to local livestock producers. For our products marketed by professional third party marketers, our marketers make all decisions with regard to where our products are marketed. Our ethanol and distillers grains are primarily sold in the domestic market. As distillers grains become more accepted as an animal feed substitute throughout the world, distillers grains exporting may increase.

We expect our ethanol and distillers grains marketers to explore all markets for our products, including export markets. However, due to high transportation costs, and the fact that we are not located near a major international shipping port, we expect a majority of our products to continue to be marketed and sold domestically.

Distribution of Principal Products

Our ethanol plant is located near Friesland, Wisconsin in Columbia County, in south-central Wisconsin. We selected the Friesland site because of its location to existing grain production, accessibility to road and rail transportation and its close proximity to major highways that connect to major population centers.

Ethanol Distribution

Noble Americas Corp. ("Noble") markets and distributes all of the ethanol we produce at the plant. We entered into an ethanol marketing agreement (the "Noble Agreement") with Noble in December 2007. The Noble Agreement has an initial term of two years, with automatic renewals for additional periods of two years unless either party provides notice of termination to the other party at least 180 days prior to the expiration of the initial term or any subsequent renewal term. Under the Noble agreement, Noble enters into sales agreements with third parties for the sale of the ethanol produced by us. We then receive the amount paid per gallon by such third parties, less transportation costs, certain other costs and fees and a fixed per-gallon marketing fee paid to Noble.

Distillers Grains Distribution

We entered into a marketing agreement (the "CHS Agreement") with CHS Inc. for the purpose of marketing and selling the DDGS we ship by rail. For the DDGS marketed and sold by CHS Inc., we receive a percentage of the sales price invoiced by CHS Inc. less freight costs incurred by CHS Inc. The CHS Agreement became effective on October 1, 2007. The CHS Agreement will remain in effect until terminated by either party by providing at least 90 days notice to the other party to the agreement. We independently market and sell our DDGS not shipped by rail, as well as all of the DMWS we produce, directly to nearby livestock producers. We have the discretion to determine how much DMWS we produce relative to DDGS and the quantity of DDGS, if any, to be shipped by rail from our plant.

Financial Information about Geographic Areas

All of our operations are domiciled in the United States. All of the products sold to our customers for fiscal years 2008, 2007 and 2006 were produced in the United States and all of our long-lived assets are domiciled in the United States. We have engaged third party professional marketers to market all of our ethanol and a portion of our distillers grains. These third party marketers may decide to sell our products in countries other than the United States. Currently, approximately 21% of the distillers grains that we independently market are exported to Asia.

Employees

As of December 31, 2008, we had a total of 38 full-time employees and no part-time employees.

Directors and Executive Officers

<u>Directors</u>:
William R. Herrmann – Chariman/President; Grain Farmer
Robert J. Miller – Vice-President; Grain Farmer
Robert T. Lange – Secretary
Carl T. Benck – Director; Grain Farmer
Cal L. Dalton – Director; Grain/Cattle Farmer
Jerry H. Franz - – Director
Thomas J. Hanley – Director
Kevin M. Roche – Director; Grain Farmer
Berwyn G. Westra – Director; Accountant with Westra, Tillema & O'Conner

<u>Executive Officers</u>:
Jeffrey F. Robertson - Chief Executive Officer
Barb J. Bontrager, Chief Financial Officer

MARKET FOR REGISTRANT'S MEMBERSHIP UNITS, RELATED MEMBER MATTERS AND ISSUER PRUCHASES OF MEMBERSHIP UNITS

Market Information

There is no public trading market for our membership units. However, we have created a private qualified online matching service in order to facilitate trading of our membership units. Our online matching service has been designed to comply with federal tax laws and regulations establishing a "qualified matching service," as well as state and federal securities laws. Our online matching service consists of an electronic bulletin board that provides lists of interested sellers and interested buyers, along with non-firm price quotations. We do not receive any compensation for creating or maintaining the matching service. We do not become involved in any purchase or sale negotiations arising from our qualified matching service. In advertising our qualified matching service, we do not characterize the Company as being a broker or dealer or an exchange. We do not give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the online matching service. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond approval, as required under our operating agreement and the issuance of new certificates. There are detailed timelines that must be followed under the matching service with respect to offers and sales of membership units. All transactions must comply with the qualified matching service terms and conditions, rules, our operating agreement, and are subject to approval by our board of directors. The qualified matching service rules and terms and conditions are available on our website, *www.uwgp.com.*

The following table contains historical information by quarter for the past two years regarding the actual unit transfers that were completed by the Company's unit-holders during the periods specified. The Company believes this most accurately represents the current trading value of the Company's membership units. The information was compiled by reviewing the completed unit transfers that occurred on our qualified online matching service during the quarters indicated.

Quarter	Low Price	High Price	Average Price	# of Membership Units Traded
Oct 1 – Dec 31 2008	$ 2,000.00	$ 2,250.00	$ 2,050.00	50
July 1 – Sept 30 2008	$ 2,000.00	$ 2,000.00	$ 2,000.00	15
Apr 1 – June 30 2008	$ 2,750.00	$ 2,850.00	$ 2,783.33	30
Jan 1 – March 31 2008	$ 2,950.00	$ 2,950.00	$ 2,950.00	20
Oct 1 – Dec 31 2007	$ 2,300.00	$ 3,100.00	$ 2,516.89	148
July 1 – Sept 30 2007	$ 3,000.00	$ 3,375.00	$ 3,152.17	150
Apr 1 – June 30 2007	$ 3,000.00	$ 3,200.00	$ 3,190.00	40
Jan 1 – March 31 2007	$ 3,000.00	$ 3,555.00	$ 3,312.92	120

As a limited liability company, we are required to restrict the transfers of our membership units in order to preserve our partnership tax status. Our membership units may not be traded on any established securities market or readily traded on a secondary market (or the substantial equivalent thereof). All transfers are subject to a determination that the transfer will not cause us to be deemed a publicly traded partnership.

Unit Holders

As of March 1, 2009, we had 28,475 membership units issued and outstanding and approximately 907 holders of record of our membership units. There is no other class of membership units issued or outstanding.

Distributions

Our Board of Directors has complete discretion over the timing and amount of distributions to our unit holders; however, our operating agreement requires the Board of Directors to endeavor to make cash distributions at such times and in such amounts as will permit our unit holders to satisfy their income tax liability in a timely fashion. In addition, distributions are restricted by certain covenants in our revolving line of credit. These loan covenants and restrictions are described in greater detail under "**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION — Short-Term and Long-Term Debt Sources.**" There can be no assurances as to our ability to declare or pay distributions in the future or that past distributions (described below) will be indicative of future distributions.

Distributions by the Company to our unit holders are in proportion to the number of membership units held by each membership unit holder. A membership unit holder's distribution is determined by dividing the number of membership units owned by such membership unit holder by the total number of membership units outstanding.

On January 12, 2009, our Board of Directors declared a cash distribution of $100.00 per membership unit, for a total distribution of $2,847,500. The distribution was made to unit holders of record as of January 12, 2009. The distribution was paid in February 2009. Additionally, we made the following distributions during our last two fiscal years, ended December 31, 2007 and 2008.

2008 Distributions

On January 10, 2008, our Board of Directors declared a cash distribution of $250.00 per membership unit, for a total distribution of $7,175,000. The distribution was made to unit holders of record as of January 10, 2008. The distribution was paid in February 2008.

On July 14, 2008, our Board of Directors declared a cash distribution of $200.00 per membership unit, for a total distribution of $5,695,000. The distribution was made to unit holders of record as of July 14, 2008. The distribution was paid in August 2008.

2007 Distributions

On January 9, 2007, our Board of Directors declared a cash distribution of $500.00 per membership unit, for a total distribution of $14,390,000. The distribution was made to unit holders of record as of January 9, 2007. The distribution was paid in February 2007.

On July 10, 2007, our Board of Directors declared a cash distribution of $136.00 per membership unit, for a total distribution of $3,914,080. The distribution was made to unit holders of record as of July 10, 2007. The distribution was paid in August 2007.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the fourth quarter of our 2008 fiscal year.

Performance Graph

The following graph shows a comparison of cumulative total member return since October 31, 2005, calculated on a dividend reinvested basis, for the Company, the NASDAQ Composite Index (the "NASDAQ") and an index of other companies that have the same SIC code as the Company (the "Industry Index"). The graph assumes $100 was invested in each of the Company's membership units, the NASDAQ, and the Industry Index on October 31, 2005. Data points on the graph are annual. Note that historic stock price performance is not necessarily indicative of future unit price performance.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the performance graph and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG UNITED WISCONSIN GRAIN PRODUCERSR LLC,
NASDAQ MARKET INDEX AND SIC CODDE INDEX
DOLLARS
250
200
150
100
50
0
8/8/2005
12/31/2005
12/31/2006
12/31/2007
12/31/2008
UNITED WISCONSIN GRAIN PRODUCERS LLC
SIC CODE INDEX
NASDAQ MARKET INDEX
ASSUMES $100 INVESTED ON AUG. 8, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company, which is derived from the audited financial statements for the periods indicated. The information below is only a summary. This information should be read in conjunction with "Management's Discussion and Analysis" and our audited financial statement included in this annual report. Our past performance may not be indicative of future financial condition or results of operations for many reasons, including the risks described in our annual report on Form 10-K for the year ended December 31, 2008. The Company commenced operations in May 2005. In December 2007, the Company substantially completed an expansion that increased the plant's nameplate production capacity from 40 million gallons per year to approximately 60 million gallons of ethanol per year.

Statement of Operations Data:	**2008**	**2007**	**2006**	**2005**	**2004**
Revenues	$139,335,829	$111,736,700	$111,366,602	$ 54,477,045	$ -
Cost of Goods Sold	$124,324,267	$ 87,374,742	$ 67,490,129	$ 43,643,191	$ -
Gross Profit	$ 15,011,562	$ 24,361,958	$ 43,876,473	$ 10,833,854	$ -
Operating Expenses	$ 2,971,173	$ 3,151,166	$ 2,970,684	$ 2.286,229	$ 718,431
Operating Income (Expense)	$ 12,040,389	$ 21,210,792	$ 40,905,789	$ 8,547,625	$ (718,431)
Other Income (Expense)	$ (461,837)	$ 31,440	$ (887,940)	$ 2,187,770	$ (1,731)
Net Income (Expense)	$ 11,578,552	$ 21,242,232	$ 40,017,849	$ 10,735,395	$ (720,162)
Weighted Average Units Outstanding	28,520	28,767	28,780	28,780	28,270
Net Gain (Loss) Per Unit	$ 405.98	$ 738.42	$1,390.47	$373.02	$(25.47)
Cash Distributions Per Unit	$ 451.26	$ 636.29	$ 400.00	$ -	$ -

Balance Sheet Data:	**2008**	**2007**	**2006**	**2005**	**2004**
Net Property, Plant & Equipment	$ 54,388,503	$ 51,625,090	$ 47,364,224	$ 49,891,372	$ 43,076,408
Total Assets	$ 71,772,871	$ 86,538,195	$ 84,946,319	$ 64,915,892	$ 44,253,414
Long-Term Debt, less current maturities	$ -	$ 13,097,887	$ 14,349,890	$ 22,074,722	$ 77,723
Members' Equity	$ 66,159,166	$ 68,128,414	$ 65,413,512	$ 36,907,663	$ 26,172,268
Units Outstanding at End of Year	28,475	28,710	28,780	28,780	28,780
Book Value Per Capital Unit	$ 2,323.41	$ 2,372.99	$ 2,272.88	$ 1,282.41	$ 909.39

MANAGEMENT'S DISCUSSION AND ANALYSIS

Except for historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in our annual report on Form 10-K for the year ended December 31, 2008. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what we currently expect.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2008 and 2007

The following table shows the results of our operations and the percentage of revenues, cost of goods sold, operating expenses and other items to total revenues in our statement of operations for our fiscal years ended December 31, 2008 and 2007:

	2008		2007	
Statement of Operations Data	**Amount**	**%**	**Amount**	**%**
Revenues	$ 139,335,829	100.0	$ 111,736,700	100.0
Cost of Goods Sold (1)	$ 124,324,267	89.2	$ 87,374,742	78.2
Gross Profit	$ 15,011,562	10.8	$ 24,361,958	21.8
Operating Expenses	$ 2,971,173	2.1	$ 3,151,166	2.8
Operating Income	$ 12,040,389	8.6	$ 21,210,792	19.0
Other Income (Expense)	$ (461,837)	0.3	$ 31,440	0.0
Net Income	$ 11,578,552	8.3	$ 21,242,232	19.0

(1) 2008 Includes lower of cost or market adjustment of $1,208,962, which decreased inventory and increased costs of goods sold.

Revenues. Revenues from operations for the fiscal year ended December 31, 2008 increased by approximately 25% over our previous fiscal year ended December 31, 2007. In the fiscal year ended December 31, 2008, ethanol sales comprised approximately 85% of our revenues and distillers grain sales comprised approximately 15% of our revenues. Ethanol sales comprised approximately 88% and distillers grains sales comprised approximately 12% of our revenues for fiscal year ended December 31, 2007. The 25% increase in revenues for the fiscal year ended December 31, 2008 as compared to the previous fiscal year is primarily a result of increased ethanol and distillers grains prices as compared to the previous year.

Our volume of ethanol sold increased by approximately 0.3% in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007. We substantially completed an expansion that increased our production capacity to 60 million gallons per year in December 2007. We began operating at this expanded capacity in July 2008; however, in September 2008 we began operating at less than full capacity due to tightening industry margins. This led to only a slight increase in our volume of ethanol sold in 2008 as compared to 2007.

The average price of ethanol in the fiscal year ended December 31, 2008 was up approximately 21% from the average price for the fiscal year ended December 31, 2007. Management attributes this ethanol price increase to an overall increase in commodity prices in general, and more specifically to high corn prices and high gasoline prices. Ethanol prices have recently declined from their record highs in July 2008, following the decline in the price of corn and gasoline. Management currently expects short-term and mid-term ethanol prices to continue to follow the price of corn and/or gasoline. Management believes demand for ethanol will continue to be supported by the economic incentive for gasoline blenders to blend ethanol and the Renewable Fuel Standard's ethanol blending requirement. However, management believes the industry will need to continue to grow demand in order to increase or sustain current prices. According to the Renewable Fuels Association, as of March 5, 2009 there were 193 ethanol plants nationwide with the name-plate capacity to produce approximately 12.4 billion gallons of ethanol annually. The Renewable Fuels Association has reported that approximately 16% of that production capacity is not currently operational. Others estimate that 20% or more of the nation's ethanol production capacity is currently idle. There are an additional 23 new plants and 3 expansions under construction expected to add an additional estimated 2 billion gallons of annual production capacity in the next 12 to 18 months. Unless this new supply is equally met with increased demand, ethanol prices may be pressured downward. If ethanol prices continue to decline, our earnings will also decline, particularly if corn prices remain substantially higher than historic averages.

The price we received for ethanol has been decreasing in conjunction with recent decreases in the market price of gasoline and the market price of corn. Management anticipates that the price of gasoline will remain low in the near term, especially as a result of the weakening world economy. Management also anticipates that our results of operations for our 2009 fiscal year will continue to be affected by higher than historical average corn prices, a surplus of ethanol, low ethanol prices, and volatility in the commodity markets. As a result of these factors, management anticipates that the ethanol plant will operate at less than full capacity and will not operate profitably in the early part of 2009. If the price of ethanol remains low for an extended period of time, management anticipates that this could have a negative impact on our liquidity, especially if our raw material costs continue to increase. We anticipate that the price of distillers grains will continue to fluctuate in reaction to changes in the price of corn and therefore we expect lower distillers grains prices in the near term. The ethanol industry needs to continue to expand the market for distillers grains in order to maintain current distillers grains prices.

For 2008, based on demand trends and reported ethanol demand from the Renewable Fuels Association, demand for ethanol exceeded over 9.5 billion gallons. This is a significant increase over recent years. However, in order to continue to increase demand for ethanol, the industry needs to pursue additional ethanol blending and distribution infrastructure as well as higher percentage blends of ethanol. Many parts of the United States do not blend any ethanol into gasoline because of a lack of the infrastructure necessary to do so. In order to continue to increase demand for ethanol, investments in blending and transportation infrastructure are necessary so that ethanol can reach every market in the United States. Further, higher blends of ethanol should be pursued. While we anticipate experiencing some increased ethanol demand as a result of an increase in the use of E85 (85% ethanol and 15% gasoline) in flexible fuel vehicles, we anticipate that a greater demand increase would result from the availability of blends such as E20 (20% ethanol and 80% gasoline) in areas that are already using E10 in standard automobiles. Management anticipates stronger ethanol demand and higher ethanol prices during the summer months due to a seasonal increase in the demand for gasoline and ethanol.

Our revenues include a gain of $1,905,800 for fiscal year ended December 31, 2008 and a loss of $1,221,000 for the fiscal year ended December 31, 2007, related to our ethanol derivative instruments. We recognize the gains or losses that result from the changes in the value of our ethanol-related derivative instruments in revenues as the changes occur. As ethanol prices fluctuate, the value of our ethanol-related derivative instruments changes, affecting our financial results. We expect the volatility in these derivative instruments to continue to have an effect on our revenues due to the timing of the changes in the value of the derivative instruments relative to our sales. These instruments are the primary tools of our risk management program for ethanol revenues. At December 31, 2008, the Company had forward contracts to sell 9 million gallons of ethanol for various delivery periods from January 2009 through June 2009. The prices on these contracts range from $1.65 to $1.98 per gallon or have a basis level established by the Oil Price Information Service ("OPIS") Chicago ethanol market between -$0.07 and -$0.08.

During the fiscal year ended December 31, 2008, our tons of distillers grains sold increased approximately 1.7% as compared to the fiscal year ended December 31, 2007. The sales prices for our distillers grains for the fiscal year ended December 31, 2008 were up 31% from the fiscal year ended December 31, 2007. During the fiscal year ended December 31, 2008, the rising cost of corn and other alternative feed sources pushed distillers grains prices upward. However, more recently, decreased corn prices and decreased demand from export markets has placed downward pressure on distillers grains prices. Distillers grains prices are expected to follow the price of corn for the foreseeable future unless the price of soybean meal or other protein sources changes significantly. Additionally, an increased supply of distillers grains resulting from additional ethanol production may put downward pressure on distillers grains prices.

At December 31, 2008, the Company had forward dry distillers grains contracts totaling 10,400 ton for various delivery periods from January to September 2009 with a price range of $110 to $170 per ton, and forward modified wet distillers grains sales contracts totaling 6,700 ton for various delivery periods from January 2009 to May 2009 with a price range of $50 to $77 per ton.

In the future, we expect to derive additional revenues from the extraction and sale of corn oil. We expect to complete our corn oil extraction project, and begin marketing corn oil, in our second fiscal quarter in 2009. See "**Plant Expansion and Construction in Process**" below for additional details regarding our corn oil extraction project.

Cost of Goods Sold. Our cost of goods sold from the production of ethanol and distillers grains is primarily made up of raw grains expenses (corn) and energy expenses (natural gas and electricity). Cost of goods sold for the fiscal year ended December 31, 2008 totaled $124,324,267 as compared to $87,374,742 for the fiscal year ended December 31, 2007. The 42% increase in cost of goods sold in the fiscal year ended December 31, 2008 as compared to the same period in 2007 is primarily a net result of a 57% increase in the cost of corn, 68% increase in the cost of natural gas and a lower of cost or market adjustment of $1,208,962, partially offset by a $3,324,800 gain related to our corn derivative instruments discussed below.

Our average price of corn for the fiscal year ended December 31, 2008 was 54% higher than our average for the fiscal year ended December 31, 2007. Additionally, we used approximately 2% more corn in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007. Corn prices remain higher than historical averages but have continued to trend lower since peaking in mid-summer 2008. The commodity markets have been weakened due to concerns surrounding the global economic slowdown. Additionally, recent crop production reports indicate a potentially larger corn inventory than earlier anticipated due to lower exports, lower domestic demand than expected earlier this year, and the second largest corn crop on record in the fall of 2008. Continued pressure on ethanol margins may further reduce the domestic demand for corn. These factors may lead to continued downward pressure on corn prices. However, we expect our cost of feedstock to continue to remain higher than historic levels. We do not anticipate that we will have difficulty securing the corn that we require to continue to operate our ethanol plant during our 2009 fiscal year; however, if a shortage of corn were to develop, we expect our corn costs would increase significantly.

Our cost of goods sold includes a loss of $1,208,962 for the fiscal year ended December 31, 2008 related to a lower of cost or market adjustment as compared to no gain or loss for the fiscal year ended December 31, 2007. The Company performed a lower of cost or market analysis on inventory and determined that the market values of certain inventories were less than their carrying value, attributable primarily to decreases in market prices of corn and ethanol. Based on the lower of cost or market analysis, the Company recorded a lower of cost or market charge on certain inventories of approximately $150,000 and $0, respectively, for the years ended December 31, 2008 and 2007. Additionally, at December 31, 2008, the Company had forward corn purchase contracts totaling 2.7 million bushels for various delivery periods from January 2009 to December 2009. Currently, some of these contract prices are above current market prices for corn. Given declining corn and ethanol prices, upon taking delivery under these contracts, the Company would incur a loss. Accordingly, the Company recorded a lower of cost or market charge on these purchase commitments of approximately $1,059,000 at December 31, 2008, and $0 at December 31, 2007. Given the uncertainty of future corn and ethanol prices, this loss may not be recovered, and further losses on the outstanding purchase commitments could be recorded in future periods.

Our cost of goods sold also includes a gain of $3,324,800 for the fiscal year ended December 31, 2008 related to our corn derivative instruments as compared to a $255,300 gain for the fiscal year ended December 31, 2007. We recognize the gains or losses that result from the changes in the value of our corn-related derivative instruments in cost of goods sold as the changes occur. As corn prices fluctuate, the value of our derivative instruments changes, which affects our financial performance. We anticipate continued volatility in our cost of goods sold due to the timing of the changes in value of the derivative instruments relative to the cost and use of the commodity being hedged. These instruments are the primary tools of our risk management program for corn prices. At December 31, 2008, the Company had forward corn purchase contracts totaling 2.7 million bushels for various delivery periods from January 2009 to December 2009, of which approximately 30% are with members. The prices on these contracts range from $3.10 to $6.73 per bushel or have a basis level established by the CBOT futures between $-0.05 and $-0.28.

Natural gas is also an important input to our manufacturing process. The price of our natural gas increased 37% for the fiscal year ended December 31, 2008 as compared to the same period in 2007. The volume of natural gas we used in the fiscal year ended December 31, 2008 was down 1% from the fiscal year ended December 31, 2007. The increase in price and decrease in volume required resulted in a 35% net increase in the cost of natural gas in the fiscal year ended December 31, 2008 as compared to the same period in 2007. We estimate that our natural gas usage is approximately 140,000 million British thermal units ("MMBTU") per month when operating at a production rate of 60 million gallons per year. We use natural gas to dry or partially dry our distillers grains products to moisture contents at which they can be stored for longer periods and transported greater distances, so that we can market them to broader livestock markets, including poultry and swine markets in the continental United States and to markets in Asia. Over the past two to three years natural gas has been available only at prices exceeding historical averages. These heightened prices increase our costs of production. Although natural gas prices have declined from their recent peak in July, they remain higher than historical averages and we expect natural gas prices will remain volatile into the near future as a result of instability in energy prices generally. If natural gas prices increase relative to historical average levels, it will continue to have a negative impact on our cost of goods sold. We have secured a marketing firm and energy consultant for our natural gas supply and will continue to work with them on an ongoing basis to mitigate our exposure to volatile gas prices. We have secured firm pipeline capacity for natural gas delivery of 4,000 MMBTU per day and are working towards securing additional pipeline capacity to accommodate our planned, but indefinitely delayed, expansion.

At December 31, 2008, the Company had forward contracts to purchase approximately 400,000 million British thermal units (MMBTU) of natural gas during the months of January through June 2009 at an average price of approximately $7.85 per MMBTU.

Gross Profit. Gross profit for fiscal year ended December 31, 2008 was $15,011,562, a 38% decrease from the gross profit of $24,361,958 for the fiscal year ended December 31, 2007. This decrease is due to the 57% increase in the cost of corn, the 35% increase in the cost of natural gas and the lower of cost or market adjustment of $1,208,962 (see "Cost of Goods Sold" above), partially offset by a $3,324,800 gain recognized from our corn derivative instruments, the 21% increase in the price of ethanol, the 31% increase in the price of distillers grains, and the $1,905,800 gain recognized from our ethanol derivative instruments (see "Revenues" above).

In the fiscal year ended December 31, 2008, our ethanol-corn price spread was approximately $1.40, as compared to a spread of approximately $2.16 for the fiscal year ended December 31, 2007, a 54% decrease. This decrease in the corn-ethanol spread, coupled with our increase in natural gas costs, partially offset by the hedge gain we recognized in the fiscal year ended December 31, 2008, resulted in a gross profit of $15,011,562, or 11% of sales, as compared to a gross profit of 22% of sales for the fiscal year ended December 31, 2007. We calculate our spread as the price we receive per gallon of ethanol, multiplied by the number of gallons of ethanol produced per bushel of corn, minus the price we paid per bushel of corn. The calculation of our spread does not take into account sales of distillers grains or expenses from inputs other than corn, including the natural gas we use to dry our distillers grains. The spread between the price we receive for our products and the costs of our raw materials may continue to decrease in the future. The rapidly increasing supply of ethanol may continue to outpace the demand for ethanol, placing additional downward pressure on our selling price and further eroding our margins. The increased production of ethanol from corn in the industry may contribute to increased demand for corn. This increased demand may exceed the available supply of corn, thus increasing our costs for corn and reducing our profit margin. A decrease in profit margin will adversely affect our financial performance.

Operating Expenses. Operating expenses were $2,971,173 for the fiscal year ended December 31, 2008 as compared to $3,151,166 for the fiscal year ended December 31, 2007. Operating expenses as a percentage of revenues were 2.1% and 2.8% for fiscal years ended December 31, 2008 and December 31, 2007, respectively.

Operating Income (Loss). Operating income for the fiscal year ended December 31, 2008 totaled $12,040,389, or 9% of revenues. Operating income for the fiscal year ended December 31, 2007 totaled $21,210,792, or 19% of revenues. The decrease in operating income for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007 is primarily a result of the net decrease in "Gross Profit" discussed above.

Other Income (Expense). Our other income (expense) for the fiscal year ended December 31, 2008 was an expense of $461,837 as compared to income of $31,440 for the fiscal year ended December 31, 2007. Our other income (expense) items for the fiscal years ended December 31, 2008 and December 31, 2007 consisted primarily of interest income, interest expense and net miscellaneous income. Our decrease in interest expense is attributable to the retirement of our long-term debt in April 2008. Our decrease in interest income is the result of utilizing previously interest-bearing cash to retire our debt.

Comparison of Fiscal Years Ended December 31, 2007 and 2006

The following table shows the results of our operations and the percentage of revenues, cost of goods sold, operating expenses and other items to total revenues in our statement of operations for fiscal years ended December 31, 2007 and 2006:

	2007		2006	
Statement of Operations Data	**Amount**	**%**	**Amount**	**%**
Revenues	$ 111,736,700	100.0	$ 111,366,602	100.0
Cost of Goods Sold	$ 87,374,742	78.2	$ 67,490,129	60.6
Gross Profit	$ 24,361,958	21.8	$ 43,876,473	39.4
Operating Expenses	$ 3,151,166	2.8	$ 2,970,684	2.7
Operating Income	$ 21,210,792	19.0	$ 40,905,789	36.7
Other Income (Expense)	$ 31,440	0.0	$ (887,940)	(0.8)
Net Income	$ 21,242,232	19.0	$ 40,017,849	35.9

Revenues. Revenues from operations for the fiscal year ended December 31, 2007 were relatively unchanged from the previous fiscal year ended December 31, 2006. In the fiscal year ended December 31, 2007 our revenues totaled $111,736,700, of which ethanol comprised 88% of our revenues and distillers grain sales comprised 12%. In the fiscal year ended December 31, 2006 our revenues totaled $111,366,602, of which ethanol comprised 90% of our revenues and distillers grain sales comprised 10%.

The sales price of our ethanol in the fiscal year ended December 31, 2007 was down approximately 5% from the price for the fiscal year ended December 31, 2006. The sales price for our distillers grains for the fiscal year ended December 31, 2007 increased approximately 26% from the fiscal year ended December 31, 2006. Our revenues include a loss of $1,221,061 for the fiscal year ended December 31, 2007 related to our ethanol derivative instruments, as compared to no gain or loss for the fiscal year ended December 31, 2006. We recognize the gains or losses that result from the changes in the value of our ethanol-related derivative instruments in revenues as the changes occur. As ethanol prices fluctuate, the value of our ethanol-related derivative instruments changes, affecting our financial performance.

Cost of Goods Sold. Our cost of goods sold for the fiscal year ended December 31, 2007 totaled $87,374,742 or 78% of revenues, as compared to $67,490,129, or 61% of revenues for the fiscal year ended December 31, 2006. The 30% increase in cost of goods sold for the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31, 2006 is a net result of a 46% increase in the cost of corn and other ingredients and a 16% increase in electricity, partially offset by a 10% decrease in the cost of production labor and an 8% decrease in the cost of natural gas. Our decreased cost of production labor is primarily the result of decreased costs in connection with our high earnings reward profit-sharing program.

Our cost of goods sold includes a gain of $255,304 for the fiscal year ended December 31, 2007 related to our corn derivative instruments as compared to a $3,183,371 gain for the fiscal year ended December 31, 2006. We recognize the gains or losses that result from the changes in the value of our corn-related derivative instruments in cost of goods sold as the changes occur. As corn prices fluctuate, the value of our derivative instruments changes, which affects our financial performance.

Gross Profit. Gross profit for the fiscal year ended December 31, 2007 was $24,361,958, a 44% decrease from the gross profit of $43,876,473 for the fiscal year ended December 31, 2006. This decrease is due primarily to the increases in the price of our raw materials (primarily corn and natural gas) outpacing the increase in the selling price of our ethanol and distillers grains.

In the fiscal year ending December 31, 2007, although the spread between the selling price of the ethanol and distillers grains we sold and the cost of the raw materials required to produce our ethanol was down from the preceding year, we still realized a favorable margin. Our ethanol-corn price spread was approximately $2.16, as compared to a spread of approximately $3.94 for the fiscal year ended December 31, 2006.

Operating Expenses. Operating expenses of $3,151,166 for the fiscal year ended December 31, 2007, as compared to $2,970,684 for the fiscal year ended December 31, 2006 remained relatively unchanged, representing 2.8% and 2.7% of our revenues, respectively.

Operating Income. Operating income for the fiscal year ended December 31, 2007 totaled $21,210,792, or 19.0% of revenues. Operating income for fiscal year ended December 31, 2006 totaled $40,905,789, or 36.7% of revenues. The decrease in operating income for the fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006 is primarily a result of the decrease in "Gross Profit" as discussed above.

Other Income (Expense). Our other income (expense) for the fiscal year ended December 31, 2007 was an income of $31,440, as compared to an expense of $887,940 for the fiscal year ended December 31, 2006. Our other income (expense) items at December 31, 2007 consisted primarily of interest income, interest expense, and a net loss on investment. Our other income (expense) items at December 31, 2006 consisted primarily of a net interest expense. The changes in other income (expense) items were due primarily to an increase in interest income and a decrease in interest expense.

We did not receive any payments from the USDA CCC Bioenergy program in the fiscal year ended December 31, 2007 as compared to receipt of payments totaling $393,336 for the fiscal year ended December 31, 2006. Payments under the Bioenergy Program were based upon increases in ethanol production relative to the previous year. The CCC announced that its funds would be exhausted in the third quarter of the government's 2006 fiscal year and the program terminated as of June 30, 2006.

Changes in Financial Condition for the Fiscal Year ended December 31, 2008 Compared to the Fiscal Year ended December 31, 2007.

Assets totaled $71,772,871 on December 31, 2008, as compared to $86,538,195 on December 31, 2007. Current assets totaled $17,222,301 on December 31, 2008, as compared to $33,920,040 on December 31, 2007. This change resulted from (i) a reduction in cash and cash equivalents on hand, which is primarily a net result of an increase in cash from operations, less the $12,870,000 cash used for our member distributions in February and August 2008, $14,356,139 cash used to retire our long-term debt in April 2008, $8,410,146 used for capital expenditures and construction in process, and $677,800 used for the repurchase of membership units, (ii) a $1,238,142 increase in our restricted cash related to our margin requirement for our derivative instruments, and (iii) decreases in accounts receivable and prepaid expenses and other current assets, netted against an increase in inventory.

Our investment assets totaled $162,067 on December 31, 2008 as compared to $993,065 on December 31, 2007. This decrease in our investment assets is the result of an impairment loss of $866,000 in our investment in First Missouri Energy LLC ("FME") that we recorded in the second quarter of 2008, partially offset by a $48,000 adjustment in the fourth quarter of 2008 to bring the book value to the amount received from FME in February 2009. During April 2008 we determined that the viability of the First Missouri Energy project in the near future was in question. We based this determination on the proposals to delay, modify or repeal state and federal subsidies and programs which would have a negative impact on the project. On January 22, 2009, FME sold the land that it owned for approximately $1,430,000. On February 20, 2009, FME distributed monies from the sale of the land to its members, including $162,067 to United Wisconsin Grain Producers, LLC.

Current liabilities were $5,613,705 on December 31, 2008, as compared to $5,311,894 on December 31, 2007. This increase is a net result of a $1,258,252 decrease in current maturities of long-term debt related to the retirement of our long-term debt, a $756,793 increase in accounts payable, an addition of an accrued loss on forward contracts of $1,058,536, and a $255,266 decrease in accrued liabilities. Long term debt, less current maturities, totaled $0 on December 31, 2008, as compared to $13,097,887 on December 31, 2007. This reduction in long-term debt is also a direct reflection of the retirement of our long-term debt in April 2008.

Members' equity totaled $66,159,166 on December 31, 2008, as compared to $68,128,414 on December 31, 2007. This change is a net result of earnings for the fiscal year less the $12,870,000 membership distribution paid out in February and August 2008 and $677,800 paid out for the repurchase of membership units during the year. On June 11, 2007 the board approved up to $1,000,000 to explore/pursue the option of buying back membership units over the following twelve months. This repurchase program expired in June 2008. As of December 31, 2008, we had repurchased of a total of 305 membership units for $901,050 since the inception of the repurchase program.

Changes in Financial Condition for the Fiscal Year ended December 31, 2007 Compared to the Fiscal Year ended December 31, 2006.

Assets totaled $86,538,195 on December 31, 2007, as compared to $84,946,319 on December 31, 2006. Current assets totaled $33,920,040 on December 31, 2007, as compared to $37,482,095 on December 31, 2006. Current liabilities totaled $5,311,894 on December 31, 2007, as compared to $5,182,917 on December 31, 2006. Long term debt, net of current maturities, totaled $13,097,887 on December 31, 2007, as compared to $14,349,980 on December 31, 2006. Members' equity totaled $68,128,414 on December 31, 2007, as compared to $65,413,512 on December 31, 2006.

Liquidity and Capital Resources

Comparison of fiscal years ended December 31, 2008 and 2007

The following table shows cash flows for the fiscal years ended December 31, 2008 and 2007:

	Fiscal years ended December 31, 2008	2007
Net cash provided by operating activities	$ 20,939,319	$ 24,694,496
Net cash used in investing activities	$ (9,087,946)	$ (10,453,642)
Net cash used in financing activities	$ (27,226,139)	$ (19,462,571)

<u>Cash Flow Provided by Operations.</u> The decrease in net cash flow provided from operating activities for the fiscal years ended December 31, 2008 compared to the fiscal years ended December 31, 2007 was primarily due to a decrease in our net income, partially offset by changes in our current assets and current liabilities; specifically, a decrease in accounts receivable, partially offset by an increase in inventory due to higher prices. Our capital needs are adequately met through cash from our operating activities and our current revolving line of credit.

<u>Cash Flow Used In Investing Activities.</u> We used $1,365,696 less cash flow in investing activities for the fiscal year ended December 31, 2008 than we did in the fiscal year ended December 31, 2007. This net decrease in the fiscal year ended December 31, 2008 is due to $765,246 less used in capital expenditures and construction in process payments, no monies used in the purchase of investments, offset by $454,550 more used for the repurchase of membership units as compared to the fiscal year ended December 31, 2007. The net cash used for investing activities was financed with cash from operations.

On February 12, 2007, our board approved up to a $10 million investment for an approximate 28% ownership interest in a joint venture, First Missouri Energy LLC ("FME"), to construct and operate a 55 million gallon capacity ethanol plant at Cape Girardeau, Missouri. As of December 31, 2008, we have invested $1,155,000 in this project and do not expect to contribute any additional capital. In April 2008, we determined that the viability of this project in the near future was in question. We based this determination on the proposals to delay, modify, or repeal state and federal subsidies and programs which would have a negative impact on this project. Accordingly, we recorded an impairment loss of approximately $866,000 on this investment in the quarter ended June 30, 2008. On January 22, 2009, FME sold the land that it owned for approximately $1,430,000. On February 20, 2009, FME distributed monies from the sale of the land to its members, including $162,067 to United Wisconsin Grain Producers, LLC. See **"Subsequent Events"** below. We do not expect to receive any additional proceeds from First Missouri Energy, LLC.

We presently estimate that an additional $28,000,000 will be required to construct Phase II of our capacity expansion, all of which is expected to be financed from a portion of cash flows from operations and additional debt financing. See "**Plant Expansion and Construction in Process**" below for details regarding additional debt financing. We expect that Phase II of our expansion will provide additional ethanol production capacity of 30 million gallons per year at our Friesland plant site. Tightening industry profit margins have led us to put this expansion on hold indefinitely. We currently estimate the 30 million gallon per year expansion facility will not be complete by the second quarter of 2010, as we had previously projected, due to this indefinite delay. Utilizing cash generated from operations for the plant expansion, if and when we proceed with the expansion, may impact our ability to pay out future member distributions. Our financial projections are based upon our historical operating costs and historical revenues. However, our past financial performance may not accurately predict future results.

Cash Flow Used In Financing Activities. Our net cash flow used in financing activities for the fiscal year ended December 31, 2008 increased $7,763,568, as compared to expenditures for the fiscal year ended December 31, 2007. We used cash to pay down our debt by $14,356,139 and $1,158,491 during the fiscal years ended December 31, 2008 and December 31, 2007, respectively. Our payments during the fiscal year ended December 31, 2008 retired our long-term debt. During the fiscal year ended December 31, 2008, we made cash distributions to our members in the amount of $12,870,000 as compared to $18,304,080 in the fiscal year ended December 31, 2007. These distributions were financed with cash from operations.

We expect to have sufficient cash from cash flow generated by continuing operations, our revolving line of credit and cash reserves. We anticipate obtaining additional debt financing for the purpose of financing approximately 60% of the cost of our regenerative thermal oxidizer and corn oil extraction system project. However, if we are unable to obtain such debt financing on reasonable terms, we expect to finance these projects with cash from operations. See "**Plant Expansion and Construction in Process**" below. Additionally, if we proceed with our planned expansion to 90 million gallons per year, we will require additional debt financing. See "**Plant Expansion and Construction in Process**" below. Obtaining additional debt financing may be difficult given current conditions in credit markets. A cash shortage may impact our ability to pay future member distributions. In the event of a cash shortage, in addition to seeking additional debt financing we may also consider seeking equity financing.

Comparison of the fiscal years ended December 31, 2007 and 2006

The following table shows cash flows for the fiscal years ended December 31, 2007 and 2006:

	Fiscal years ended December 31, 2007	2006
Net cash provided by operating activities	$ 24,694,496	$ 43,914,660
Net cash used in investing activities	$ (10,453,642)	$ (2,242,779)
Net cash used in financing activities	$ (19,462,571)	$ (20,477,027)

Cash Flow Provided by Operations. Our net cash flow provided from operating activities for the fiscal year ended December 31, 2007 was $24,694,496, as compared to $43,914,660 for the same period the previous year. The decrease in net cash flow provided from operating activities for the fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006 was primarily due to a decrease in net income.

Cash Flow Used In Investing Activities. Our net cash flow used in investing activities for the fiscal year ended December 31, 2007 constituted expenditures of $10,453,642, as compared to expenditures of $2,242,779 for the same period the previous year. The increase in expenditures for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 is primarily due to a $7,032,613 increase in capital expenditures and construction in process payments, most of which were for Phase I of our plant expansion to 60 million gallons per year, and the additional $1,055,000 investment in First Missouri Energy project. The net cash used for investing activities was financed with cash from operations from the current and prior years.

Cash Flow Used In Financing Activities. We used cash to pay down our debt by $1,158,491 during the fiscal year ended December 31, 2007 compared to $8,965,027 used for debt payments for the fiscal year ended December 31, 2006. During the fiscal year ended December 31, 2007 we made cash distributions to our members in the aggregate amount of $18,304,080 as compared to the aggregate amount of $11,512,000 during the fiscal year ended December 31, 2006. These distributions were financed with cash from operations.

Indebtedness

Short-Term and Long-Term Debt Sources

On January 10, 2008 our board voted to retire the balance of our existing long-term debt with Farmers & Merchants Union Bank. The term loan was subsequently retired on April 24, 2008 using primarily cash from operations. We expect to obtain additional debt financing of between approximately $14,000,000 and $21,000,000 when we proceed with Phase II of our expansion, which would increase our production capacity to 90 million gallons per year. However, this expansion has been indefinitely delayed due to tightening industry profit margins. See "**Plant Expansion and Construction in Process**" below.

On October 16, 2008 we entered into an agreement with Farmers and Merchants Union Bank to obtain a $5,000,000 revolving line of credit. This line of credit replaces our previous line of credit with Farmers and Merchants Union Bank. The interest rate on amounts we borrow under the line of credit is a variable rate of 0.5% over the highest US Prime Rate as published in the Wall Street Journal "Money Table". The interest rate adjusts as and when the index rate changes. Interest is due monthly on this revolving credit facility. As of December 31, 2008, we had no borrowings against our revolving line of credit. No prepayment fees exist on the revolving credit facility.

Our revolving credit facility is subject to protective covenants requiring us to maintain various financial ratios. We are required to maintain a minimum tangible net worth of $24,000,000 and to increase our tangible net worth annually by the lesser of $500,000 or an amount equal to retained earnings. Our owners' equity is to be at least 45% of tangible net assets and we must maintain a working capital position of at least $4,000,000. We must receive written approval from our lender to exceed $1,000,000 in annual capital expenditures and we must obtain consent prior to making membership distributions in excess of 65% of the previous year's net income, excluding state and federal incentive payments. As of December 31, 2008, we are in compliance with all of our financial debt covenants. The revolving line of credit is secured by substantially all of our assets.

Contractual Obligations

The following tables provide information regarding our consolidated contractual obligations and commitments as of December 31, 2008:

	Payment Due By Period				
Contractual Cash Obligations	**Total**	**Less than One Year**	**One to Three Years**	**Three to Five Years**	**Greater Than Five Years**
Operating Lease Obligations (1)	$ 3,344,183	$ 545,805	$ 960,678	$ 938,400	$ 899,300
Purchase Obligations (2)	18,693,095	15,795,353	650,732	729,960	1,517,050
Total Contractual Obligations	$ 22,037,278	$ 16,341,158	$ 1,611,410	$ 1,668,360	$ 2,416,350

(1) Operating lease obligations include the lease obligations for the Company's rail car leases (See Note 9 to the financial statements)
(2) Purchase obligations primarily consist of forward contracts for corn and natural gas.

Plant Expansion and Construction in Process

In December 2007, we substantially completed an expansion of our plant capacity to 60 million gallons ("Phase I" of our expansion). We began operating at this expanded capacity in July 2008; however, in September 2008 we began operating at less than full capacity due to tightening industry margins. Phase I of our expansion increased the capacity of our grind, cook and fermentation systems. This work was completed on budget ($6.7 million) and financed entirely with cash from operations. Phase I of our expansion was completed under a Wisconsin Department of Natural Resources construction permit that raised our production limit to 60 million gallons.

We completed the expansion of our grain storage facility from 450,000 bushels to 900,000 bushels in July 2008. This project was completed on budget ($1,319,000) and financed with cash from operations. We completed the construction of a new cooling tower in September 2008. This project was completed on budget ($1,250,000) and financed with cash from operations. We completed the purchase and installation of additional centrifuges in September 2008. This project was completed on budget ($1,350,000) and financed with cash from operations. We completed the expansion of our grain shipping and receiving area in November 2008. This project was completed on budget ($1,124,000) and financed with cash from operations. We purchased and installed a new DDGS transportation and cooling system in December 2008. This project was completed on budget ($2,050,000) and financed with cash from operations.

Our Board approved $3,150,000 for a regenerative thermal oxidizer (RTO) on March 10, 2008. This project is approximately 50% complete and is expected to be completed in May 2009. Our Board approved $3,671,300 for a corn oil extraction system project on July 14, 2008. This project is approximately 30% complete and is expected to be completed in May 2009. We expect to finance these two projects with a combination of approximately 40% cash from operations and 60% additional debt financing, provided that we can obtain such financing upon reasonable terms. If we are unable to obtain such debt financing, we expect to finance these two projects entirely with cash from operations, which may negatively impact our ability to pay out future member distributions.

Phase II of our expansion involves the distillation and downstream processing of additional "beer," the product removed from the fermentors after fermentation is complete. The total estimated cost of this work, which will increase plant capacity by 30 million gallons, is $28,000,000. The Board approved $16,700,000 for the development, design and completion of the distillation, dehydration and evaporation components of the Phase II expansion project on June 11, 2007. The project is approximately 5% complete, which represents the early planning and design work. We have paid for the work to date with cash from operations. Phase II of our expansion is presently on hold due to management's decision to re-examine the energy source and review new technologies, and due to the recent erosion of industry profit margins. Should this project move forward, the Company expects to finance the project with approximately 40% to 60% debt financing and approximately 40% to 60% cash from operations. If we are unsuccessful in obtaining debt financing, we will not be able to construct Phase II of our expansion.

Subsequent Events

On January 12, 2009, our board of Directors voted to make a cash distribution of $100 per membership unit, totaling approximately $2,847,500, to our membership unit holders of record as of January 12, 2009. The distribution was made on approximately February 13, 2009.

On January 22, 2009, First Missouri Energy, LLC, an entity in which the Company had invested, sold the land owned by First Missouri Energy, LLC for approximately $1,430,000. On February 20, 2009, First Missouri Energy distributed monies from the sale of the land to its members, including $162,067 to United Wisconsin Grain Producers, LLC.

Off Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Application of Critical Accounting Estimates

Management uses estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. We had the following critical accounting estimates as of the fiscal year ended December 31, 2008, as compared to December 31, 2007, when we had no critical accounting estimates.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment testing for assets requires various estimates and assumptions, including an allocation of cash flows to those assets and, if required, an estimate of the fair value of those assets. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which do not reflect unanticipated events and circumstances that may occur. In our analysis, we consider future corn costs and ethanol prices, break-even points for our plant and our risk management strategies in place through our derivative instruments and forward contracts. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment of our long-lived assets to be a critical accounting estimate.

Our allowance for doubtful accounts as of December 31, 2008 and December 31, 2007 was $59,000 and $69,000, respectively. These amounts are based on our historical experience and take into account factors such as our marketing agreements in place for the marketing and sale of all of our ethanol and a portion of our distillers grains, the payment due date for such ethanol and distillers grains relative to when our marketers take possession of the products, and our past success in collecting payment for the ethanol and distillers grains sold pursuant to our marketing agreements. Because our allowance for doubtful accounts is based in part on our assumption that our future collection of accounts will be similar to our historical experiences, we consider this to be a critical accounting estimate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of market fluctuations associated with interest rates and commodity prices as discussed below. We have no exposure to foreign currency risk as all of our business is conducted in U.S. Dollars. We use derivative financial instruments as part of an overall strategy to manage market risk. We use cash, futures and option contracts to hedge changes to the commodity prices of corn, natural gas and ethanol. We do not enter into these derivative financial instruments for trading or speculative purposes, nor do we designate these contracts as hedges for accounting purposes pursuant to the requirements of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*.

Interest Rate Risk

We are exposed to market risk from changes in interest rates. Exposure to interest rate risk results primarily from holding a revolving line of credit which bears a variable interest rate. As of December 31, 2008, we had no borrowings against our revolving line of credit. The specifics of our revolving line of credit are discussed in greater detail in "**Management's Discussion and Analysis - Short-Term and Long-Term Debt Sources.**"

Below is a sensitivity analysis we prepared regarding our income exposure to changes in interest rates. The sensitivity analysis below shows the anticipated effect on our income from a 10% adverse change in interest rates for a one year period.

Outstanding Variable Rate Debt at 12/31/08	Interest Rate at 12/31/08	Adverse 10% Change in Interest Rates	Annual Adverse Change to Income
$0	4.25%	0.425%	$0

Commodity Price Risk

We seek to minimize the risks from fluctuations in the prices of raw material inputs, such as corn and natural gas, and finished products, such as ethanol and distillers grains, through the use of hedging instruments. In practice, as markets move, we actively manage our risk and adjust hedging strategies as appropriate. Although we believe our hedge positions accomplish an economic hedge against our future purchases and sales, management has chosen not to use hedge accounting, which would match the gain or loss on our hedge positions to the specific commodity purchase being hedged. We are using fair value accounting for our hedge positions, which means as the current market price of our hedge positions changes, the realized or unrealized gains and losses are immediately recognized in our cost of goods sold or as an offset to revenues. The immediate recognition of hedging gains and losses under fair value accounting can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the derivative instruments relative to the cost and use of the commodity being hedged.

As corn prices move in reaction to market trends and information, our income statement will be affected depending on the impact such market movements have on the value of our derivative instruments. Depending on market movements, crop prospects and weather, these price protection positions may cause immediate adverse effects, but are expected to produce long-term positive growth for us.

A sensitivity analysis has been prepared to estimate our exposure to ethanol, corn and natural gas price risk. Market risk related to these factors is estimated as the potential change in income resulting from a hypothetical 10% adverse change in the fair value of our corn and natural gas prices and average ethanol price as of December 31, 2008, net of the forward and future contracts used to hedge our market risk for corn and natural gas usage requirements. The volumes are based on our expected use and sale of these commodities for a one year period from December 31, 2008. As of December 31, 2008, approximately 14.1% of our estimated corn usage, 27.6% of our anticipated natural gas usage and 21.0% of our ethanol sales over the next 12 months were subject to fixed price or index contracts where a price has been established with an exchange. The results of this analysis, which may differ from actual results, are as follows:

	Estimated Volume Requirements for the next 12 months (net of forward and futures contracts)	Unit of Measure	Hypothetical Adverse Change in Price as of 12/31/2008	Approximate Adverse Change to Income
Natural Gas	1,050,400	MMBTU	10%	$ 892,840
Ethanol	31,902,783	Gallons	10%	$ 6,125,334
Corn	15,884,671	Bushels	10%	$ 6,750,985

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
United Wisconsin Grain Producers, LLC
Friesland, Wisconsin

We have audited the accompanying balance sheets of United Wisconsin Grain Producers, LLC as of December 31, 2008 and 2007 and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2008, 2007, and 2006. United Wisconsin Grain Producers, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Wisconsin Grain Producers, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
March 19, 2009

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Balance Sheets

ASSETS	December 31, 2008	December 31, 2007
Current Assets		
Cash and cash equivalents	$ 9,384,848	$ 24,759,614
Restricted cash	1,486,525	248,383
Derivative instruments	35,610	5,189
Accounts receivable, net of allowance for doubtful accounts of $59,000 and $69,000, respectfully	2,354,767	5,486,721
Prepaid expenses and other current assets	400,917	634,869
Inventory	3,559,634	2,785,264
Total current assets	17,222,301	33,920,040
Property, Plant and Equipment		
Land and land improvements	6,207,410	5,864,889
Office equipment	607,816	567,547
Buildings	2,447,579	2,192,293
Plant and process equipment	59,626,959	52,812,431
Construction in process	3,864,418	2,906,876
Total property, plant, and equipment	72,754,182	64,344,036
Less accumulated depreciation	18,365,679	12,718,946
Net property, plant and equipment	54,388,503	51,625,090
Other Assets		
Investment	162,067	993,065
Total other assets	162,067	993,065
Total Assets	$ 71,772,871	$ 86,538,195

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Balance Sheets

LIABILITIES AND MEMBERS' EQUITY	December 31, 2008	December 31, 2007
Current Liabilities		
Current maturities of long-term debt	$ -	$ 1,258,252
Accounts payable	3,654,420	2,841,317
Accounts payable - related party	361,162	417,472
Accrued loss on forward contracts	1,058,536	-
Accrued liabilities	539,587	794,853
Total current liabilities	5,613,705	5,311,894
Long-Term Debt, less current maturities	-	13,097,887
Commitments and Contingencies		
Members' Equity, 28,475 and 28,710 units authorized, issued, and outstanding, respectively	66,159,166	68,128,414
Total Liabilities and Members' Equity	$ 71,772,871	$ 86,538,195

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Statements of Operations

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenues, including $146,311, $22,267, and $3,861, respectively from related parties	$ 139,335,829	$ 111,736,700	$ 111,366,602
Cost of Goods Sold, including $4,966,566, $3,267,970, and $2,695,337, respectively to related parties	123,115,305	87,374,742	67,490,129
Lower of Cost or Market Adjustment	1,208,962	-	-
Gross Profit	15,011,562	24,361,958	43,876,473
Operating Expenses	2,971,173	3,151,166	2,970,684
Operating Income	12,040,389	21,210,792	40,905,789
Other Income (Expense)			
Grant income	-	5,000	-
Interest income	504,480	1,084,679	554,263
Government program income	-	-	393,336
Interest expense	(358,686)	(1,068,539)	(1,338,803)
Equity in net loss of investment	(830,998)	(161,935)	-
Miscellaneous income (expense)	223,367	172,235	(496,736)
Total other income (expense), net	(461,837)	31,440	(887,940)
Net Income	$ 11,578,552	$ 21,242,232	$ 40,017,849
Weighted Average Units Outstanding - Basic and Diluted	28,520	28,767	28,780
Net Income Per Unit - Basic and Diluted	$ 405.98	$ 738.42	$ 1,390.47
Distributions Per Unit - Basic and Diluted	$ 451.26	$ 636.29	$ 400.00

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Statement of Changes in Members' Equity

Balance - January 1, 2006	$ 36,907,663
Net Income	40,017,849
Member Distributions	(11,512,000)
Balance - December 31, 2006	65,413,512
Net Income	21,242,232
Repurchase of 70 Membership units for an average price of $3,189, September 2007 to November 2007	(223,250)
Member Distributions	(18,304,080)
Balance - December 31, 2007	68,128,414
Net Income	11,578,552
Repurchase of 235 Membership units for an average price of $2,884, January 2008 to June 2008	(677,800)
Member Distributions	(12,870,000)
Balance - December 31, 2008	$ 66,159,166

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Statements of Cash Flows

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash Flows from Operating Activities			
Net Income	$ 11,578,552	$ 21,242,232	$ 40,017,849
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	5,646,733	4,914,526	4,857,026
Write-off of debt issuance costs	-	-	519,406
Provision for losses on accounts receivable	(9,796)	69,000	-
Change in fair value of derivative instruments	(5,230,628)	965,757	(3,183,371)
Equity in net loss of investment	830,998	161,935	-
Changes in assets and liabilities:			
Restricted Cash	(1,238,142)	163,204	(331,307)
Derivative instruments	5,200,207	(820,483)	2,944,102
Accounts receivable	3,141,750	(1,257,531)	(721,138)
Inventory	(774,370)	(710,751)	(380,582)
Prepaid expenses and other current assets	233,952	(68,858)	(227,607)
Accounts payable	756,793	586,148	(565,609)
Accrued loss on forward contracts	1,058,536	-	-
Accrued liabilities	(255,266)	(550,683)	985,891
Net cash provided by operating activities	20,939,319	24,694,496	43,914,660
Cash Flows from Investing Activities			
Capital expenditures	(27,529)	(7,594,950)	(974,473)
Payments for construction in process	(8,382,617)	(1,580,442)	(1,168,306)
Purchase of investments	-	(1,055,000)	(100,000)
Repurchase of membership units	(677,800)	(223,250)	-
Net cash used in investing activities	(9,087,946)	(10,453,642)	(2,242,779)
Cash Flows from Financing Activities			
Payments on long term debt	(14,356,139)	(1,158,491)	(8,965,027)
Payment of member distributions	(12,870,000)	(18,304,080)	(11,512,000)
Net cash used in financing activities	(27,226,139)	(19,462,571)	(20,477,027)
Net Increase (Decrease) in Cash and Cash Equivalents	(15,374,766)	(5,221,717)	21,194,854
Cash and Cash Equivalents– Beginning of Period	24,759,614	29,981,331	8,786,477
Cash and Cash Equivalents– End of Period	$ 9,384,848	$ 24,759,614	$ 29,981,331
Supplemental Cash Flow Information			
Interest expensed	358,686	1,068,539	1,505,913
Interest capitalized	12,634	63,730	-
Total interest paid	$ 371,320	$ 1,132,269	$ 1,505,913
Noncash Investing and Financing Activities			
Refinancing of long-term debt	$ -	$ -	$ 16,040,376
Transfer of construction in process to property, plant, and equipment	$ 7,425,075	$ -	$ -

Notes to Financial Statements are an integral part of this Statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying audited financial statements of United Wisconsin Grain Producers, LLC have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. As used in this report in Form 10-K, the "Company" represents United Wisconsin Grain Producers, LLC ("UWGP").

Nature of Business
United Wisconsin Grain Producers LLC (a Wisconsin limited liability company) is a 60 million gallon per year ethanol plant located near the town of Friesland in the township of Randolph, Wisconsin. During 2007, the Company substantially completed Phase I of an expansion project which increased the plant production capacity from the initial nameplate production capacity of 40 million gallons per year to 60 million gallons per year. The Company sells its production of ethanol and distillers grains, a co-product of ethanol production, within the United States.

Accounting Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: allowances for doubtful accounts, useful lives of property, plant, and equipment, the valuation of derivatives, inventory, inventory purchase commitments, the fair value of our equity-method investment, and long-lived asset impairments. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made.

Revenue Recognition
The Company generally sells ethanol and related products pursuant to marketing agreements. Revenues from the production of ethanol and the related products are recorded when the customer (the marketing companies as further discussed in Note 14) has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured. Title is generally assumed by the buyer at the end of the Company's shipping point.

In accordance with the Company's agreements for the marketing and sale of ethanol and related products, marketing fees and commissions due to the marketers are deducted from the gross sales price as earned. These fees and commissions are recorded net of revenues as they do no provide an identifiable benefit that is sufficiently separable from the sale of ethanol and related products. Shipping costs incurred by the Company in the sale of ethanol are not specifically identifiable and as a result, are recorded based on the net selling price reported to the Company from the marketer. Shipping costs incurred by the Company in the sale of ethanol related products are included in cost of goods sold.

The Company records incentives receive, if any, from federal and state programs related to the production of ethanol, as other income, when the Company has sold the ethanol and completed all the requirements of the applicable incentive program. Interest income is recognized as earned.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash and cash equivalents balances may exceed amounts insured by the Federal Deposit Insurance Corporation. At December 31, 2008 and 2007 such funds approximated $8,900,000 and $21,600,000, respectively. The Company does not believe it is exposed to any significant credit risk on its cash and cash equivalents.

Restricted Cash
The Company is required to deposit cash into a restricted cash account by the Company's broker as discussed in Note 5.

Accounts Receivable
Accounts receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. The Company extends credit to customers for sales of ethanol and distillers grain in the normal course of business. Credit is extended based on an on-going evaluation of a customer's financial conditions and generally no collateral is required. Accounts receivable are ordinarily due in 5 to 10 business days for ethanol and 10 days from the invoice date for distillers grain. If payment is not received on a timely basis in accordance with the Company's credit terms it is considered past due. Invoices that remain unpaid after 30 days may bear interest at 18% and are considered delinquent if past due over 120 days. Delinquent receivables are written off based on credit evaluation and

specific circumstances of the customer. At December 31, 2008 and 2007, the Company has established an allowance for doubtful accounts of approximately $59,000 and $69,000, respectively.

Inventory
Inventory is stated at the lower of cost or market on a weighted cost basis. Market is based on current replacement values except that it does not exceed net realizable values and it is not less than net realizable values reduced by allowances from normal profit margin. Inventory consists of raw materials, supplies, work in process, and finished goods. Corn is the primary raw material along with other raw materials. Finished goods consist of ethanol produced and distillers grains.

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Depreciation is computed over estimated useful lives by use of the straight-line method.

Asset Description	Years
Land improvements	5-20 years
Buildings	10-30 years
Grain handling equipment	5-15 years
Mechanical equipment	5-15 years
Equipment	5-10 years

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. Construction in progress expenditures will be depreciated using the straight-line method over their estimated useful lives once the assets are placed into service.

Long-Lived Assets
Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Capitalized Interest
The Company's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year as guided by SFAS 34, *Capitalization of Interest Costs.* During fiscal year 2008, approximately $12,600 of incurred interest cost was capitalized to property, plant, and equipment. The Company capitalized interest of $64,000 and $0 during fiscal years 2007 and 2006, respectively.

Derivative Instruments
The Company accounts for derivatives in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value.

In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained. Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings. If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair value of undesignated derivatives are recorded in revenue or cost of goods sold based on the commodity being hedged.

Additionally, SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted as "normal purchases or normal sales." Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Certain corn and distillers grains contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in the financial statements.
In order to reduce the risk caused by market fluctuations, the Company occasionally hedges its anticipated corn purchases and ethanol sales by entering into options and futures contracts. These contracts are used with the intention to fix the purchase price of anticipated

requirements of corn in the Company's ethanol production activities and the related sales price of ethanol. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets. Although the Company believes its commodity derivative positions are economic hedges, none have been formally designated as a hedge for accounting purposes and derivative positions are recorded on the balance sheet at their fair market value, with changes in fair value recognized in current period earnings or losses. The Company does not enter into financial instruments for trading or speculative purposes. The Company records withdrawals and payments against the trade equity of derivative instruments as a reduction or increase in the value of the derivative instruments.

Government Incentive Payments
For the years ended December 31, 2008, 2007 2006, the Company recorded $0, $0 and $393,336, respectively as government program income in other income from the Commodity Credit Corporation Bioenergy Program, a department of the United States Department of Agriculture. This program enabled the Company to receive payments of up to $7,500,000 per year based on increases in production of ethanol over the previous year. New production was eligible and was considered increased production. Payments under the program were subject to pro rata reduction if aggregate payments to all producers in any USDA fiscal year exceeded the annual funding of the program. As of December 31, 2008, and 2007, the Company had no receivable recorded from the CCC Bioenergy Program. The program was terminated as of June 30, 2006 therefore the Company does not anticipate recording any additional revenue from this program.

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, restricted cash, accounts receivable, investments, accounts payable, and accrued liabilities approximate fair value due to the short maturity of the instruments.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the requirements of SFAS 109, *Accounting for Income Taxes*, relating to the recognition of income tax benefits. FIN 48 provides a two-step approach to recognizing and measuring tax benefits when realization of the benefits is uncertain. The first step is to determine whether the benefit meets the more-likely-than-not condition for recognition and the second step is to determine the amount to be recognized based on the cumulative probability that exceeds 50%. Primarily due to the Company's tax status as a partnership, the adoption of FIN 48 on November 1, 2008, had no material impact on the Company's financial condition or results of operations.

Environmental liabilities
The Company's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its locations. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company's liability is probable and the costs can be reasonably estimated. No expense has been recorded for the years ending December 31, 2008, 2007, or 2006.

Net Income per Unit
Basic net income per unit is computed by dividing net income by the weighted average number of members' units outstanding during the period. Diluted net income per unit is computed by dividing net income by the weighted average number of members' units and members' unit equivalents outstanding during the period. There were no member unit equivalents outstanding during the periods presented; accordingly, for all periods presented, the Company's basic and diluted net income per unit are the same.

Recently Issued, But Not Yet Effective, Accounting Pronouncements
In March of 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 161 (SFAS 161), *Disclosures about Derivative Instruments and Hedging Activities*. SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

In September 2008, the FASB issued FASB Staff Position (FSP) No. 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161*. This FSP clarifies the effective date of SFAS 161. The disclosures required by SFAS 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. This clarification is effective upon issuance of the FSP in September 2008. The Company is evaluating what effect, if any, SFAS 161 and FSP 133-1 & FIN 44-4 might have on its financial position, operating results, and the related disclosures.

Reclassifications
The presentation of revenues, cost of goods sold, and operating expenses in the statements of operations for 2007 and 2006 have been changed to conform to the classification used in 2008. These reclassifications had no effect on net income as previously reported.

2. RISKS AND UNCERTAINTIES

The Company has certain risks and uncertainties that it experiences during volatile market conditions such as what the Company experienced during fiscal 2008. These volatilities can have a severe impact on operations. The Company's revenues are derived from the sale and distribution of ethanol and distillers grains to customers primarily located in the U.S. Corn for the production process is supplied to our plant primarily from local agricultural producers and from purchases on the open market. Ethanol sales, average 85% of total revenues and corn costs average 75% of cost of goods sold.

The Company's operating and financial performance is largely driven by the prices at which they sell ethanol and the net expense of corn. The price of ethanol is influenced by factors such as supply and demand, the weather, government policies and programs, and unleaded gasoline prices and the petroleum markets as a whole. Excess ethanol supply in the market, in particular, puts downward pressure on the price of ethanol. Our largest cost of production is corn. The cost of corn is generally impacted by factors such as supply and demand, the weather, government policies and programs, and our risk management program used to protect against the price volatility of these commodities.

3. CONCENTRATIONS

The Company has identified certain concentrations that are present in their business operations. The Company's revenue from ethanol sales is derived from a single customer under the Company's ethanol marketing agreements described in Note 14. Sales under those agreements accounted for approximately 84%, 89%, and 91% of the Company's revenues, net of derivative activity, during 2008, 2007, and 2006, respectively. Accordingly, a significant portion of the Company's receivables are regularly due from that same customer.

The Company has a revenue concentration in that its revenue is generated from the sales of just two products, ethanol and distillers grains.

4. INVENTORY

Inventory consists of the following at December 31:

	2008	2007
Raw Materials	$ 1,495,032	$ 545,467
Supplies	605,146	496,348
Work in Process	381,988	412,772
Finished goods	1,077,468	1,330,677
Total	$ 3,559,634	$ 2,785,264

The Company performed a lower of cost or market analysis on inventory and determined that the market values of certain inventories were less than their carrying value, attributable primarily to decreases in market prices of corn and ethanol. Based on the lower of cost or market analysis, the Company recorded a lower of cost or market charge on certain inventories of approximately $150,000, $0, and $0 for the years ended December 31, 2008, 2007 and 2006. The total impairment charge was recorded within the lower of cost or market adjustment in the statement of operations.

5. DERIVATIVE INSTRUMENTS

At December 31, 2008 and 2007, the Company recorded an asset for derivative instruments related to corn and ethanol option and futures positions of $35,610 and $5,189, respectively. None of the open positions, at December 31, 2008 or 2007, were designated as hedges.

The Company recorded the following combined realized and unrealized gains (losses) on hedging activities:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Combined realized and unrealized gain on corn hedging activities	$ 3,324,800	$ 255,300	$ 3,183,000
Combined realized and unrealized gain (loss) on ethanol hedging activities	$ 1,905,800	($ 1,221,000)	$ -

Realized and unrealized gains and losses related to these derivative contracts related to corn purchases are included as a component of cost of goods sold. Realized and unrealized gains and losses related to derivative contracts that are related to ethanol sales are included as a component of revenues.

The Company is required to maintain cash balances at its broker related to derivative instrument positions. At December 31, 2008 and 2007, restricted cash totaled $1,486,525 and $248,383, respectively, and is not included in cash and cash equivalents on the balance sheet or the statements of cash flows.

6. INVESTMENTS

On February 12, 2007, the Company's directors approved a $10 million equity investment in First Missouri Energy, LLC ("FME"). FME was formed with the intent to construct a 55 million gallon per year ethanol plant near Cape Girardeau, Missouri. The Company invested $1,155,000 in this project to date and does not plan to invest the additional monies. During April 2008, the Company determined that the viability of this project in the near future was in question. Accordingly, the Company recorded an impairment loss of approximately $866,000 on this investment in the second quarter of 2008. As of December 31, 2008 the board of FME was in the process of selling the land and determining amounts owed to creditors. In January 2009, FME received approximately $1.43 million for the sale of the land. In February 2009, the Company received a payment for $162,067 which represented the Company's proceeds from the remaining assets of FME based on the ownership agreement.

The Company accounted for this investment using the equity method of accounting and recorded a loss on this investment of $830,998 for the fiscal year ending December 31, 2008 and $161,935 for the fiscal year ended December 31, 2007.

7. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157) and Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 157's requirements for certain nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis are deferred until fiscal years beginning after November 15, 2008 in accordance with FASB Staff Position 157-2 (FSP 157-2). At the present time, the Company does not have any nonfinancial assets or liabilities that would require fair value recognition or disclosures under SFAS 157.

SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The adoption of SFAS 157 did not have a material effect on the Company's financial position, results of operations, or cash flows for 2008.

SFAS 159 permits the Company to irrevocably choose to measure certain financial instruments and other items at fair value. Except for those assets and liabilities which are required to be recorded at fair value the Company elected not to record any other assets or liabilities at fair value, as permitted by SFAS 159.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year.

The following table provides information on those assets and liabilities measured at fair value on a recurring basis.

	Carrying Amount in Balance Sheet December 31, 2008	Fair Value December 31, 2008	Fair Value Measurement Using		
			Level 1	Level 2	Level 3
Derivative Instruments	$ 35,610	$ 35,610	$ 35,610		
Investment in First Missouri Energy, LLC	$ 162,067	$ 162,067			$ 162,067

The reconciliation of beginning and ending balances for assets and liabilities measured at fair value using significant unobservable inputs (Level 3) are as follows:

	Investment in First Missouri Energy, LLC
Beginning Balance, January 1, 2008	$ 993,065
Total losses-realized and unrealized included in earnings	(830,998)
Ending Balance, December 31, 2008	$ 162,067
Total unrealized gains (losses) included in earnings which are attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$ (830,998)
Total gains and losses, both unrealized and realized, included in earnings are reported in the accompanying statement of operations:	
Other expense	$ (830,998)

The Company determines the fair value of the certificates of deposits using information provided by the issuing bank, which includes discounted expected cash flows of the certificates. The fair value of the derivative instruments are based on quoted market prices in an active market. The Company's Level 3 asset consists of the investment in First Missouri Energy, LLC discussed in Note 6.

8. BANK FINANCING

On May 25, 2006 the Company closed on a mortgage in the amount of $21,040,376, which included a revolving credit agreement in the amount of $5,000,000, and a term credit agreement in the amount of $16,040,376 with Farmers & Merchants Union Bank to refinance the existing debt with AgStar Financial Services, PCA. The term debt consists of a five-year business note in the amount of $16,040,376 at a fixed interest rate of 7.4% and requires monthly payments based on a ten-year amortization beginning July 1, 2006. As of December 31, 2008 and 2007, the Company had outstanding debt of $0 and $14,356,139, respectively, on the term debt and did not have any borrowings on the revolving credit commitment.

On January 10, 2008 the Company voted to retire the balance of the Company's exiting long-term debt with Farmers & Merchants Union Bank. The Company retired the term debt in April 2008.

On October 16, 2008 the Company signed a Revolving and Term Credit Agreement with Farmers & Merchants Union Bank replacing the previous agreement. The agreement is for a revolving loan of $5,000,000 at a variable rate of 0.5% over the highest US Prime Rate as published in the Wall Street Journal "Money Table". Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company. The Company has restrictive covenants including, but not limited to, requiring minimum financial ratios and limitations on capital expenditures, investments and distributions. As of the year ended December 31, 2008 and 2007 the company was in compliance with these covenants. The Company did not have any outstanding borrowing on the revolving credit commitments as of December 31, 2008.

9. LEASE OBLIGATIONS

The Company signed a ten-year lease agreement in August 2004 with a leasing company for eighty-five covered hopper rail cars at $460 per month per rail car.

The Company entered into two, five-year rental agreements in April and May of 2005 for two wheel loaders at approximately $1600 per month per wheel loader.

The Company entered into a five-year lease agreement in April 2005 with a bank to lease a rail shuttle wagon at $3,300 per month.

Lease expense for operating leases for the years ending December 31, 2008, 2007, and 2006 was $549,110, $545,883 and 511,409 respectively.

At December 31, 2008 the Company had the following minimum commitments for payment of leases:

2009	$	545,805
2010		491,478
2011		469,200
2012		469,200
2013		469,200
Thereafter		899,300
Total	$	3,344,183

10. MEMBERS' EQUITY

As specified in the Company's operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 28,000 membership units in addition to the seed capital units issued prior to the Company's initial registered offering.

On June 11 2007, the board approved up to $1 million over the next 12 months to explore/pursue the option of redeeming membership units offered for sale at the market price. As of December 31, 2008, the board approved membership unit redemptions of 305 units totaling $901,050 effective on various dates from September 1, 2007 to June 1, 2008. The board has not approved any additional spending for the redemption of membership units.

As of December 31, 2008 and 2007, the Company had 28,475 and 28,710 membership units outstanding, respectively.

In February 2006, the Board of Directors declared a cash distribution of $200.00 per membership unit for a total distribution of $5,756,000 to its unit holders of record as of February 10, 2006. The distribution was paid in March 2006.

In July 2006, the Board of Directors declared a cash distribution of $200.00 per membership unit for a total distribution of $5,756,000 to its unit holders of record as of June 30, 2006. The distribution was paid in August 2006.

In January 2007, the Board of Directors declared a cash distribution of $500.00 per membership unit for a total distribution of $14,390,000 to its unit holders of record as of January 9, 2007. The distribution was paid in February 2007.

In July 2007, the Board of Directors declared a cash distribution of $136.00 per membership unit for a total distribution of $3,914,080 to its unit holders of record as of July 10, 2007. The distribution was paid in August 2007.

In January 2008, the Board of Directors declared a cash distribution of $250.00 per membership unit for a total distribution of $7,175,000 to its unit holders of record as of January 10, 2008. The distribution was paid in February 2008.

In July 2008, the Board of Directors declared a cash distribution of $200.00 per membership unit for a total distribution of $5,695,000 to its unit holders of record as of July 14, 2008. The distribution was paid in August 2008.

In January 2009, the Board of Directors declared a cash distribution of $100.00 per membership unit for a total distribution of $2,847,500 to its unit holders of record as of January 12, 2009. The distribution was paid in February 2009.

11. RELATED PARTY TRANSACTIONS

The Company incurred approximately $72,000, $76,000, and $91,000 in director fees and related expenses of which for the years ended December 31, 2008, 2007, and 2006, respectively. In 2008, the Company purchased approximately $21,850,000 of corn from members which represent approximately 24% of total corn purchased in 2008. In 2007, the Company purchased approximately $15,042,000 of corn from members which represent approximately 26% of total corn purchased in 2007. In 2006, the Company purchased approximately $11,900,000 from members which represent approximately 31% of corn purchased in 2006.

12. EMPLOYEE BENEFIT PLANS

The Company has adopted a 401(k) plan effective January 1, 2006 which provides retirement savings options for all eligible employees. Employees meeting certain eligibility requirements can participate in the plan. The Company makes a matching contribution based on the participants' eligible wages. The Company made matching contributions of approximately $73,000, $70,000 and $36,500 during the years ended December 31, 2008, 2007, and 2006, respectively. The employer matching portion has a vesting schedule provision.

The Company implemented a profit sharing employee benefit plan on July 10, 2006 for all eligible employees. The plan allows for a percentage of the Company's earnings in excess of a pre-determined amount to be divided between eligible employees and payment to be made six months after it is earned to eligible employees still employed with the Company at the time of payment. The Company recorded an expense related to this plan of approximately $463,000, $587,000 and $1,273,000 in the years ended December 31, 2008, 2007 and 2006, respectively. Approximately $77,500 and $232,000 is included in accrued liabilities as of December 31, 2008 and 2007, respectively.

13. INCOME TAXES

The differences between financial statement basis and tax basis of assets are as follows at December 31:

	2008	2007
Financial statement basis of total assets	$ 71,772,871	$ 86,538,195
Organizational and start-up costs capitalized	1,836,382	1,836,382
Syndication costs not deductible for tax purposes	506,501	506,501
Accumulated depreciation and amortization	(6,388,995)	(21,873,362)
Unrealized derivative gains	(16,460)	(1,152,891)
Unrealized loss on investment	825,921	161,935
Prepaid expenses deductible for tax purposes	83,981	66,085
Income tax basis of total assets	$ 68,620,201	$ 66,082,845
Financial statement basis of total liabilities	$5,613,705	$18,409,791
Loss on forward contracts not deductible for tax purposes	(1,058,536)	-
Accrued expenses not deductible for tax purposes	(297,560)	(625,528)
Income tax basis of total liabilities	$ 4,257,609	$ 17,784,263

14. COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following tables provide information regarding our consolidated contractual obligations and commitments as of December 31, 2008:

	Payment Due By Period				
Contractual Cash Obligations	**Total**	**Less than One Year**	**One to Three Years**	**Three to Five Years**	**Greater Than Five Years**
Operating Lease Obligations (1)	$ 3,344,183	$ 545,805	$ 960,678	$ 938,400	$ 899,300
Purchase Obligations (2)	18,693,095	15,795,353	650,732	729,960	1,517,050
Total Contractual Obligations	$ 22,037,278	$ 16,341,158	$ 1,611,410	$ 1,668,360	$ 2,416,350

(1) Operating lease obligations include the Company's rail car leases (Note 9)
(2) Purchase obligations primarily include forward contracts for corn, natural gas, and denaturant.

Utility Agreements

In October 2003, the Company entered into an agreement with an electric cooperative to provide electrical service. The agreement is in effect for a term of three years after electric service was first provided in January of 2004. At the anniversary of the commencement of services the agreement automatically extends so that the term again covers a period of three years, unless either party gives written notice of intent not to extend. Since neither party to the agreement has given such notice, the agreement has extended for an additional three years, through January 2010.

In April 2004, the Company entered into a natural gas transportation service agreement, which provides for the transportation of natural gas from the utility city gate to the plant at specific transportation rates for a period of ten years. Upon conclusion of the ten-year term, the agreement shall continue from year to year thereafter.

In December 2004, the Company entered into a natural gas transportation service agreement, which provides for interstate pipeline transportation of natural gas to the utility city gate at specific transportation rates for a period of ten years from the effective date, November 1, 2006. Upon conclusion of the ten-year term, the Company has the right to renew the agreement at specified tariff rates or can enter into contract negotiations to attempt to obtain a negotiated rate.

In August 2006, the Company entered into a natural gas purchase agreement to purchases specified quantities of natural gas at a then prevailing market price for a period of one year from the effective date, November 1, 2006. The Company also provided the required 60 day notice to terminate the previous natural gas purchase agreement that had been in effect since April 2004.

Ethanol marketing agreement and major customer

In August 2004, the Company entered into a marketing agreement with an unrelated company for the exclusive rights to market, sell and distribute the entire ethanol inventory produced by the Company. The agreement commenced in May 2005 and was effective for an initial term of 12 months and subsequently continued until December 31, 2007. The Company paid approximately $367,000 and $383,000 in marketing fees for the years ended December 31, 2007 and 2006 respectively, which is netted against revenues. The Company sold 100% of its ethanol product under this marketing agreement until December 31, 2007. During the years ended December 31, 2007 and 2006 sales through that marketer were approximately $99,565,000 and $100,986,000, respectively. At December 31, 2007 the amount due from that customer included in receivables was approximately $4,568,000. The Company provided the required notice to terminate this marketing agreement effective December 31, 2007.

In December 2007, the Company entered into a new marketing agreement with an unrelated company for the exclusive rights to market, sell and distribute the entire ethanol inventory produced by the Company. The agreement commenced on January 1, 2008 and is effective for an initial term of 2 years. Through this marketing agreement the Company has control of its sales commitments and makes future commitments as it sees fit. The Company sold 100% of its ethanol product under this marketing agreement during 2008. During the year ended December 31, 2008 sales through that marketer were approximately $116,766,000. At December 31, 2008 the amount due from that customer included in receivables was approximately $1,784,400. At December 31, 2008, the Company had forward contracts to sell 9 million gallons of ethanol for various delivery periods from January 2009 through June 2009. The prices on these contracts range from $1.65 to $1.98 per gallon or have a basis level established by the Oil Price Information Service ("OPIS") Chicago ethanol market between -$0.07 and -$0.08.

Distillers grain marketing contract

The Company has a marketing agreement with CHS Inc. for the purpose of marketing and selling the dried distillers grains that are shipped by rail. The Company markets and sells the dried distillers grains not shipped by rail, as well as the modified wet distillers grains produced, directly to local farmers. For the dried distillers grains marketed and sold by CHS Inc., the Company receives a percentage of the sales price invoiced by CHS Inc. less freight costs incurred by CHS Inc. The Company entered into this agreement with CHS Inc. effective October 1, 2007. The term of the agreement is indefinite, and the agreement will remain in effect until terminated by either party by providing at least 90 days notice to the other party to the agreement.

Distillers Grains Contracts

At December 31, 2008, the Company had forward dry distillers grains contracts totaling 10,400 ton for various delivery periods from January to September 2009 with a price range of $110 to $170 per ton. At December 31, 2008 the Company had forward modified wet distillers grains sales contracts totaling 6,700 ton for various delivery periods from January 2009 to May 2009 with a price range of $50 to $77 per ton.

Corn and Natural Gas Contracts

At December 31, 2008, the Company had forward corn purchase contracts totaling 2.7 million bushels for various delivery periods from January 2009 to December 2009, of which approximately 30% are with members. The prices on these contracts range from $3.10 to $6.73 per bushel or have a basis level established by the CBOT futures between $-0.05 and $-0.28.

Currently, some of these contract prices are above current market prices for corn. Given declining corn and ethanol prices, upon taking delivery under these contracts, the Company would incur a loss. Accordingly, the Company recorded a loss on these purchase commitments of approximately $1,059,000 for the year ended December 31, 2008. The loss was included in the lower of cost or market adjustment on the statement of operations. The amount of the loss was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. Given the uncertainty of future corn and ethanol prices, this loss may not be recovered, and further losses on the outstanding purchase commitments could be recorded in future periods.

At December 31, 2008, the Company had forward contracts to purchase approximately 400,000 million British thermal units (MMBTU) of natural gas during the months of January through June 2009 at an average price of approximately $7.85 per MMBTU.

Plant Expansion

As of December 31, 2008 the Company incurred approximately $1.9 million for a regenerative thermal oxidizer expected to cost $3.15 million in total and approximately $365,000 for an oil extraction system expected to cost $3.7 million in total. Both of these projects are expected to be completed in May 2009. As of December 31, 2008 the Company incurred approximately $890,000 on the engineering, design, and support piping of a distillation and evaporation system to increase the capacity of this portion of the plant to 90 million gallons per year. This project is expected to cost $18 million in total but has been placed on hold indefinitely.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summary quarterly results are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2008				
Revenues	$ 34,237,387	$ 36,188,592	$ 37,876,941	$ 31,032,909
Gross profit (loss)	8,446,421	12,555,077	(5,441,563)	(548,373)
Operating income (loss)	7,493,018	11,603,914	(6,122,648)	(933,895)
Net income (loss)	7,492,547	10,868,890	(5,975,347)	(807,538)
Basic and diluted earnings (loss) per unit	261.66	381.39	(209.85)	(27.22)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2007				
Revenues	$ 29,001,792	$ 28,187,346	$ 26,579,028	$ 27,968,534
Gross profit	7,925,844	6,662,034	4,911,917	4,862,163
Operating income	7,160,226	5,775,498	4,221,247	4,053,821
Net income	7,142,869	5,694,717	4,251,754	4,152,892
Basic and diluted earnings per unit	248.19	197.87	147.74	144.62

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these periods presented have been included.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None